Exhibit 1.5

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

March 15, 2011

NOTICE OF CHANGE IN INFORMATION

by

Equinox Minerals Limited

to its

OFFER TO PURCHASE

all of the outstanding Common Shares of

Lundin Mining Corporation

for consideration per Common Share of, at the election of each holder,

$8.10 in cash or

1.2903 Equinox common shares and $0.01 in cash,

subject, in each case, to pro-ration as set out in the Offer to Purchase

Equinox Minerals Limited (the “Offeror” or “Equinox”) has offered (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), which includes Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under Lundin’s Incentive Stock Option Plan (“Options”) or stock appreciation rights (“SARs”), for consideration per Common Share of, at the election of each holder, $8.10 in cash (the “Cash Alternative”) or 1.2903 Equinox common shares (“Offeror Shares”) and $0.01 in cash (the “Share Alternative”), subject, in each case, to pro-ration as set out in the offer to purchase (the “Offer to Purchase”) and related take-over bid circular (the “Circular” and, together with the Offer to Purchase, the “Offer to Purchase and Circular”) dated March 7, 2011 in respect of the Offer.

This Notice of Change in Information amends and supplements the information contained in the Offer to Purchase and Circular as set forth below. The terms and conditions of the Offer remain unchanged. Defined terms used but not defined in this Notice of Change in Information have the meanings given to them in the Offer to Purchase and Circular.

The Offer remains open for acceptance until 6:00 p.m. (Toronto time) on April 14, 2011 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Depositary and Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Kingsdale Shareholder Services Inc.	TD Securities Inc.

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Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Offer to Purchase and Circular and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Questions and requests for assistance may be directed to the Depositary and Information Agent or the Dealer Manager, whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent and are accessible on the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Notice of Change in Information or the Offer to Purchase and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary and Information Agent or the Dealer Manager.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian corporate and tender offer rules. Shareholders resident in the United States should be aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder. Financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies.

The Offeror Shares offered as consideration under the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 802 thereunder. No Offeror Shares will be delivered in the United States or for the account or for the benefit of a person in the United States, unless the Offeror is satisfied that such Offeror Shares may be delivered in the relevant jurisdiction in reliance upon

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available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any registration or similar requirements. The Offeror Shares issued in reliance on Rule 802 will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Common Shares traded in exchange therefor by Shareholders are, on the date upon which the Offeror takes up such Common Shares under the Offer, restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described in the Offer to Purchase and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer to Purchase and Circular and such holders are urged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer otherwise than through the Offer, such as in open market or privately negotiated purchases, as permitted by applicable laws in Canada.

It may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal securities laws since the Offeror and Lundin are incorporated under the laws of Canada, the majority of the officers and directors of each of the Offeror and Lundin reside outside the United States, some of the experts named herein may reside outside the United States, and all or a substantial portion of the assets of the Offeror and Lundin and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Offeror, Lundin or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Cautionary Note Regarding Reserve and Resource Disclosure

Information contained herein and in the Offer to Purchase and Circular, including the documents incorporated by reference therein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, the Offer to Purchase and Circular, including the documents incorporated by reference therein, use the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Shareholders in the United States are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be

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converted into reserves. Further, inferred mineral resources have a great amount of uncertainty to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Therefore, Shareholders in the United States are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the Offer to Purchase and Circular or in the documents incorporated by reference therein, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in the Offer to Purchase and Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained in the Offer to Purchase and Circular and incorporated by reference therein may not be comparable to similar information disclosed by United States companies.

NOTICE TO HOLDERS OF OPTIONS SARS AND SDRS

The Offer is being made only for Common Shares and is not made for any Options, SARs or SDRs. Any holder of Options, SARs or SDRs who wishes to accept the Offer must, to the extent permitted by the terms of such Options, SARs or SDRs and applicable laws, exercise or convert such Options, SARs or SDRs in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options, SARs or SDRs will have certificates representing the Common Shares received on such exercise or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Common Shares will become an option or right to acquire a number of Offeror Shares, and/or in some cases receive a cash payment, as determined in accordance with the terms of the Option.

The tax consequences to holders of Options, SARs or SDRs of exercising or converting their Options, SARs or SDRs are not described in either Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options, SARs or SDRs should consult their tax advisors for advice

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with respect to potential income tax consequences to them in connection with the decision whether to exercise or convert their Options, SARs or SDRs.

CURRENCY

All dollar references herein and in the Offer to Purchase and Circular are in Canadian dollars, except where otherwise indicated. On March 14, 2011, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$1.0247.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Section 7 of the Circular, “Rationale and Benefits of the Offer”, Section 8 of the Circular, “Purpose of the Offer and Plans for Lundin”, Section 10 of the Circular, “Source of Funds” and Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”, in addition to certain statements contained elsewhere in this document, the Offer to Purchase and Circular or incorporated by reference therein, contain “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the timing and amount of estimated future production, estimated costs of future production, capital, operating and exploration expenditures, costs and timing of the expansion of the Lumwana copper mine in Zambia (“Lumwana”) and development of the Jabal Sayid cooper-gold project in the Kingdom of Saudi Arabia, the future price of copper and uranium, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the costs of Equinox’s hedging policy, costs and timing of future exploration, requirements for additional capital, government regulation of exploration, development and mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, and limitations of insurance coverage. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “is expecting”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. The purpose of forward-looking information is to provide the reader with information about management’s expectations and plans.

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by Equinox, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors and risks include, among others, those factors and risks discussed in the section entitled “Forward-Looking Information” in the Offer to Purchase and Circular and in the section entitled “Risk Factors” in Equinox’s annual information form, dated March 14, 2011, and in Equinox’s most recently filed Management’s Discussion and Analysis.

Except as required by law, Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

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NOTICE OF CHANGE IN INFORMATION

March 15, 2011

TO: THE HOLDERS OF COMMON SHARES OF LUNDIN MINING CORPORATION

This Notice of Change in Information amends and supplements the offer to purchase and related take-over bid circular dated March 7, 2011 (the “Offer to Purchase and Circular”) pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares of Lundin, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise of Options or SARs, for consideration per Common Share of, at the election of each holder, $8.10 in cash or 1.2903 Offeror Shares and $0.01 in cash, subject, in each case, to pro-ration as set out in the Offer to Purchase and Circular.

Except as otherwise set forth in this Notice of Change in Information, the terms and conditions previously set forth in the Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Change in Information should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer to Purchase” in the Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change in Information mean the Offer to Purchase as amended and supplemented hereby and all references in such documents to the “Circular” mean the Circular as amended and supplemented hereby. Capitalized terms used in this Notice of Change in Information and not defined herein that are defined in the Offer to Purchase and Circular have the respective meanings ascribed thereto in the Offer to Purchase and Circular.

1.	Recent Developments

Since the date of the Offer to Purchase and Circular there have occurred certain developments relating to Equinox and the Offer which are summarized below.

Extension of the Offer to Residents of Sweden

Equinox announced on March 15, 2011 that the Offer is open to residents of Sweden. The Offer had previously been closed to residents of Sweden (other than ‘qualified investors’ within the meaning of the Swedish Financial Instruments Trading Act). An information supplement is in the process of being mailed to the holders of Swedish Depositary Receipts describing the procedures available to holders of those securities to accept the Offer.

Release of 2010 Audited Annual Financial Statements, MD&A, Annual Information Form and Updated Pro Forma Financial Statements

On March 9, 2011, Equinox filed with the Canadian Securities Regulatory Authorities its (i) annual audited consolidated financial statements for the year ended December 31, 2010, including consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2010 and December 31, 2009 and related notes, together with the auditors’ report thereon, contained therein, and (ii) annual management’s discussion and analysis for the year ended December 31, 2010. On March 15, 2011, Equinox filed with the Canadian Securities Regulatory Authorities its annual information form dated March 14, 2011, for the year ended December 31, 2010. Each of these documents is deemed to be incorporated by reference into the Offer to Purchase and Circular. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Equinox at 200 Bay Street, Suite 2940, Toronto, Ontario, M5J 2J2, Canada (telephone (416) 865-3393) and are also available electronically on SEDAR at www.sedar.com.

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Attached as Schedule A to this Notice of Change in Information are updated unaudited pro forma consolidated financial statements giving effect to the successful completion of the Offer, consisting of an unaudited consolidated balance sheet as at December 31, 2010 and an unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2010.

Exemptive Relief Obtained

On March 11, 2011, Equinox obtained certain exemptive relief in connection with the Offer that it had previously applied for from the Canadian securities regulatory authorities. The relief in question was in respect of (i) the recent retirement of one of the “qualified person” authors of the current technical report for the Lumwana mine dated April 21, 2009; and (ii) the incorporation by reference of certain of Lundin’s scientific and technical disclosure in the management information circular for Equinox’s upcoming special meeting of shareholders in connection with the Offer.

2.	Amendment to Section 10 of the Circular, “Source of Funds”

The last two sentences of the fourth paragraph of Section 10 of the Circular, “Source of Funds” are deleted and replaced with the following:

“The Offeror is expecting to refinance the Bridge Facility well before maturity using a combination of medium and long term debt instruments, which are likely to include a term loan and revolving facility from commercial banks, convertible bonds and high yield bonds. The Offeror has no plans to undertake an equity raising (other than in the form of convertible debt) as part of the refinancing of the Bridge Facility.”

3.	Time for Acceptance

The Offer remains open for acceptance until 6:00 p.m. (Toronto time) on April 14, 2011, unless the Offer is extended or withdrawn. See Section 2 of the Offer to Purchase, “Time for Acceptance”. Common Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary and Information Agent shown in the Letter of Transmittal and on the last page of this Notice of Change at or prior to the Expiry Time.

4.	Manner of Acceptance

Common Shares which have not already been deposited pursuant to the Offer may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer to Purchase, “Manner of Acceptance”.

5.	Take-Up and Payment for Deposited Common Shares

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Common Shares deposited under the Offer after the date upon which Common Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”.

6.	Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

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7.	Consequential Amendments to the Offer to Purchase and Circular

The Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the information contained in this Notice of Change in Information.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Directors’ Approval

The contents of this Notice of Change in Information have been approved, and the sending of this Notice of Change in Information to the Shareholders and holders of Options or SARs has been authorized, by the board of directors of the Offeror.

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CERTIFICATE OF EQUINOX MINERALS LIMITED

The foregoing, together with the Offer to Purchase and Circular dated March 7, 2011, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: March 15, 2011

(Signed) “Craig R. Williams”	(Signed) “Michael Klessens”
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

On behalf of the board of directors

(Signed) “Brian Penny”	(Signed) “Peter Tomsett”
Director	Director

SCHEDULE A

Equinox Minerals Limited

Unaudited Pro forma Consolidated Financial Statements

Unaudited Pro forma Consolidated Balance Sheet

As at December 31, 2010

in $000's (USD)	Equinox Minerals Limited	Lundin Mining Corporation	Pro forma adjustments	Note 3	Equinox consolidated Pro forma
ASSETS
Cash and cash equivalents	319,476	198,909	(2,444,633)	(a)	599,443
			39,015	(a)
			(41,104)	(b)
			2,752,967	(c)
			25,251	(d)
			(123,312)	(e)
			(27,125)	(h)
			(100,000)	(i)
Restricted cash	3,337	—	(3,069)	(d)	268
Accounts receivable	166,342	233,820	—		400,162
Prepayments	13,640	5,038	—		18,678
Inventories	98,826	31,688	—		130,514

Total Current Assets	601,621	469,455	77,989		1,149,065
Restricted cash	22,287	61,559	(22,182)	(d)	61,664
Property, plant and equipment	2,548,211	1,254,434	1,257,081	(f)	5,059,726
Intangibles	—	—	—		—
Exploration and evaluation assets	66,000		—		66,000
Investments in other entities	—	1,742,875	—		1,742,875
Deferred tax assets	—	39,841	—		39,841
Other financial assets	4,176	32,411	—		36,587

Total Non Current Assets	2,640,674	3,363,933	1,234,899		7,239,506

TOTAL ASSETS	3,242,295	3,833,388	1,312,888		8,388,571

LIABILITIES
Accounts payable and accrued liabilities	119,714	135,283	—		254,997
Income tax payable	—	43,743	—		43,743
Current portion of long term debt	123,209	2,512	3,038,019	(c)	3,163,740
Current portion of asset retirement obligations	—	5,985	—		5,985
Current portion of deferred revenue	—	6,087	—		6,087
Current portion of derivative instruments	41,966	—	—		41,966
Other current liabilities	256,236	—	(100,000)	(i)	156,236

Total Current Liabilities	541,125	193,610	2,938,019		3,672,754

Long term debt	295,567	37,152	(285,052)	(c)	47,667
Income tax liability	8,960	—	—		8,960
Deferred tax liability	401,048	229,177	—		630,225
Asset retirement obligation	10,500	107,684	—		118,184
Long term compensation	6,648	—	—		6,648
Deferred revenue	—	67,957	—		67,957
Provisions	—	18,816	—		18,816
Other payables	3,222	10,881	—		14,103

Total Non Current Liabilities	725,945	471,667	(285,052)		912,560

TOTAL LIABILITIES	1,267,070	665,277	2,652,967		4,585,314

Net Assets	1,975,225	3,168,111	(1,340,079)		3,803,257

SHAREHOLDERS EQUITY
Share capital	1,642,127	3,485,814	(3,485,814)	(g)	3,764,003
			1,980,559	(a)
			39,015	(a)
			102,303	(h)
Retained / (deficit) earnings	194,385	(543,587)	543,587	(g)	29,969
			(41,104)	(b)
			(123,312)	(e)
Contributed surplus	15,192	30,895	(30,895)	(g)	15,192
Accumulated other comprehensive income / (loss) (net of tax)	3,535	194,989	(194,989)	(g)	3,535
Transactions with owners reserve	(11,344)		1,902	(h)	(9,442)
Non-controlling interest	131,330	—	(131,330)	(h)	—

TOTAL SHAREHOLDERS EQUITY	1,975,225	3,168,111	(1,340,079)		3,803,257

Unaudited Pro forma Consolidated Statement of Operations

For the year ended December 31, 2010

in $000's (USD)	Equinox Minerals Limited	Citadel Resources Group (a)	Pro forma adjustments	Note	Equinox / Citadel pro forma	Lundin Mining Corporation	Note	Equinox consolidated pro forma
Sales	1,046,787	—	—		1,046,787	849,223		1,896,010
Smelter Treatment Charges	(104,361)	—	—		(104,361)	—		(104,361)

Net Sales Revenue	942,426	—			942,426	849,223		1,791,649

Direct and indirect mining costs	(308,292)	—	—		(308,292)	(368,020)		(676,312)
Amortisation and depletion	(75,742)	—	—	(b)	(75,742)	(123,390)	(c)	(199,132)
Royalties	(29,434)	—	—		(29,434)	—		(29,434)

Cost of sales	(413,468)	—			(413,468)	(491,410)		(904,878)

Expenses
Derivative loss / (gain)	(27,264)	—	—		(27,264)	10,223		(17,041)
Exploration	(6,010)	(6,742)	—		(12,752)	(23,624)		(36,376)
General and administration	(21,700)	(12,992)	6,029	(f)	(28,663)	(18,761)		(47,424)
Income (loss) from equity investment in Tenke Fungurume	—	—	—		—	78,614	(d)	78,614
(Loss) gain on sale of investments and other assets	—	—	—		—	43,460		43,460
Financing costs	(37,592)	(722)	—		(38,314)	(8,763)		(47,077)
Write-back of impairment of non-current assets	—	58,684	(58,684)	(e)	—	—		—
Take-over transaction costs	(10,180)	(199)	—		(10,379)	—		(10,379)
Long term compensation expense	(4,675)	(1,059)	—		(5,734)	(2,333)		(8,067)
Other income / (expense)	(15,044)	(21,180)	—		(36,224)	(6,357)		(42,581)

Total Expenses	(122,465)	15,790	(52,655)		(159,330)	72,459		(86,871)

(Loss) / income before income tax and non-controlling interests	406,493	15,790	(52,655)		369,628	430,272		799,900
Income tax benefit / (expense)	(137,388)	(11,706)	—		(149,094)	(113,148)		(262,242)

Net (Loss) / income	269,105	4,084	(52,655)		220,534	317,124		537,658

Notes:

a)	The results for Citadel exclude net costs of US$6.14 million that were incurred post acquisition and as such are incorporated in the consolidated results of Equinox (refer to Section 4 for a reconciliation of Citadel’s actual results with those disclosed in the above table).

b)	No pro forma adjustment to earnings has been made to amortisation and depletion expense in respect to the fair value adjustment arising on the acquisition of Citadel as Citadel’s assets are not yet productive.

c)	As a result of the fair value adjustments arising on the acquisition of Lundin, Equinox will have additional amortisation and depletion charges (net of associated tax effect) relating to the Lundin mining assets purchased. These additional charges are not reflected in the pro forma consolidated statement of operations for the year ended December 31, 2010 as the associated fair values have not yet been determined.

d)	The income expected from the Tenke Fungurume investment may be impacted (net of tax) by the assessment of the fair value of the investment at the acquisition date.

e)	The write-back of impairment of non-current assets incurred by Citadel has been adjusted to reflect the once off nature of this expense.

f)	The take-over transaction costs incurred by Citadel and incorporated into Equinox’s statement of operations for the year ended December 31, 2010 have been adjusted on the basis that they are one-off costs.

Notes to pro forma Consolidated Financial Statements

(unaudited)

1.	Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition of Lundin Mining Corporation (“Lundin”) by Equinox Minerals Limited (“Equinox”). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the acquisition by Equinox pursuant to the assumptions described in Note 3 to these pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as at December 31, 2010 gives effect to the transactions by Equinox as if they had occurred as of December 31, 2010. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 give effect to the acquisition of Lundin by Equinox as if it was completed on January 1, 2010.

The unaudited pro forma consolidated financial statements also include the acquisition of Citadel Resources Group Limited (“Citadel”) by Equinox which was acquired in December 2010. The unaudited pro forma balance sheet as at December 31, 2010 includes the acquisition of Citadel which Equinox has treated as a business combination. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 gives effect to the acquisition of Citadel by Equinox as if it was completed on January 1, 2010.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The unaudited pro forma consolidated financial statements do not reflect any special items such as integration costs or operating synergies that may be incurred or achieved as a result of the acquisition.

The pro forma adjustments and allocations of the purchase price for the proposed acquisition of Lundin are based on preliminary estimates of the fair value of net assets acquired. The final purchase price allocation will be completed after asset and liability valuations are finalised.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations (excluding Citadel) have been prepared in accordance with the recognition and measurement principles of Canadian generally accepted accounting principles (“Canadian GAAP”). The Canadian accounting standards board has transitioned to the International Financial Reporting Standards (“IFRS”) effective January 1, 2011.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations in accordance with the recognition and measurement principles of Canadian GAAP and Equinox’s accounting policies, the following historical information was used:

a)	the audited consolidated financial statements of Equinox as of and for the year ended December 31, 2010 prepared in accordance with Canadian GAAP;

b)	the audited consolidated financial statements of Lundin for the year ended December 31, 2010 prepared in accordance with Canadian GAAP;

c)	Citadel changed its annual reporting year end date from June 30 to December 31 during 2010. In order to derive the historical results of Citadel for the year ended December 31, 2010 the following information was used:

a.	the unaudited interim financial statements of Citadel for the six-month period ended December 31, 2009 prepared in accordance with the Australian equivalents of International Financial Reporting Standards (“A-IFRS”);

b.	the audited financial statements of Citadel for the year ended June 30, 2010 prepared in accordance with A-IFRS; and

c.	the audited financial statements of Citadel for the six-month period ended December 31, 2010 prepared in accordance with A-IFRS.

Equinox believes that any differences in Citadel’s financial information arising from the application of Canadian GAAP to its historical information (prepared in accordance with Australian Accounting Standards, which also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board) are not material.

In preparing the pro forma financial statements no alignment has been made between the accounting policies of Equinox and Lundin. Certain reclassification adjustments have been made to the unaudited pro forma consolidated financial statements to make the financial statement presentation consistent between Equinox and Lundin.

Canada has adopted IFRS effective January 1, 2011. It is not expected that the transition will have a material impact on the financial statements of Equinox. The impact of transitioning to IFRS on the financial statements of Lundin is unknown.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations should be read in conjunction with the historical financial statements including the notes thereto, as listed above.

2.	Acquisition of Lundin

On February 28, 2011, Equinox announced a proposal to acquire all the outstanding common shares of Lundin (the “Lundin Offer”). Under the Lundin Offer, the shareholders of Lundin have the option to receive consideration per Lundin share of either C$8.10 (US$8.32) in cash or 1.2903 Equinox shares plus C$0.01 for each Lundin share, subject to a pro-rata cash consideration of approximately C$2,379 million (US$2,445 million) and a maximum number of Equinox shares issued of approximately 379 million.

For the purpose of determining the preliminary purchase price allocation we have assumed:

•	a cash consideration of C$2,379 million (US$2,445 million) will be paid to Lundin shareholders; and

•

379,402,241 Equinox shares valued at C$1,927 million (US$1,981 million) will be issued to Lundin shareholders. The number of Equinox shares to be issued is based on the number of outstanding Lundin shares as at February 23, 2011 and the assumed conversion of outstanding Lundin options.

Based on an Equinox share price as at March 10, 2011 of C$5.08 (US$5.22), being the last practical date prior to lodgement, the assumed purchase price equates to a total consideration of US$1,981 million in Equinox shares (379,420,241 shares) and US$2,445 million in cash. The purchase consideration for the proposed acquisition of Lundin will be measured as the fair value of the Equinox shares issued at the date of exchange. Consequently the value of the purchase consideration for accounting purposes will differ from the amount assumed in the pro forma consolidated balance sheet due to future changes in the market price of Equinox shares.

The difference between the fair value of the purchase consideration transferred by Equinox (as discussed in the prior paragraph) and the book value of the net assets of Lundin has been treated as an increase in property, plant, and equipment.

The acquisition of Lundin, if completed, will be accounted for as a business combination with Equinox as the acquirer of Lundin. The pro forma consolidated financial statements assume all incentive stock options of Lundin that existed prior to the acquisition will be exercised and will have accelerated vesting, upon the transfer of ownership interests.

The allocation of the purchase consideration is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the net assets acquired. The fair value of the net assets of Lundin to be acquired pursuant to the Offer will ultimately be determined after the closing of the transaction. Equinox will complete a full and detailed valuation of the Lundin assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarised as follows:

Acquisition of Lundin	US$ 000's
Issuance of Equinox common shares	1,980,559
Cash consideration	2,444,633

Purchase consideration	4,425,192

The purchase price was allocated as follows:
Net working capital (includes cash of US$198.91 million)	314,213
Inventories	31,688
Investments	1,775,286
Net deferred tax liabilities	(189,336)
Goodwill (previously acquired)	232,813
Interest bearing debt	(39,664)
Asset retirement obligation	(113,669)
Other Liabilities	(97,654)
Property, plant and equipment	2,511,515

Total purchase price allocated	4,425,192

Note:

The above pro forma adjustments have been based on publicly available information of Lundin with no access to Lundin company data.

In the pro forma calculations a C$/US$ exchange rate of 1.0276 as at 10 March 2011 has been used.

3.	Effect of transactions on the pro forma consolidated financial statements

Acquisition of Lundin

The pro forma consolidated financial statements incorporate the following pro forma assumptions in relation to Equinox’s proposed acquisition of Lundin:

a)	The pro forma adjustment reflects:

•	consideration of US$2,445 million in cash and issue of 379,402,241 Equinox common shares valued at US$1,981 million; and

•	receipt of cash of US$39.01 million and issue of 5.8 million Lundin shares in relation to the exercise of options based on a strike price of C$6.55 (US$6.73) per option.

b)	The pro forma adjustment provides for the expensing of Equinox’s costs of the transaction totalling approximately C$40.0 million (US$41.1 million). It is assumed that share issuance costs are an immaterial amount of this total. Due to the non recurring nature of the expense, transaction costs are not reflected as a statement of operation pro forma adjustment. These costs have not been tax affected.

c)	The pro forma adjustment reflects the bridging facility of US$3,200 million required as part of the acquisition of Lundin less:

•	an arrangement fee associated with the establishment of the bridging facility of US$48.0 million; and

•	repayment of Equinox’s existing long term debt of US$399 million (excluding the existing lease liability of US$19.7 million) of which US$114 million is the current portion.

d)	Restricted cash of $25.25 million, currently held in a reserve account under the terms of a mining fleet finance agreement, has been re-classified as available cash as a consequence of the assumed repayment of the fleet finance agreement – refer to Note (c) above

e)	The pro forma adjustment reflects a break fee of C$120 million (US$123.31 million) which may be payable to Inmet Mining Corporation if Equinox was successful in the takeover of Lundin. Other transaction costs which Lundin may have incurred have not been reflected in the pro forma adjustments.

f)	The preliminary assessment of the acquisition of Lundin gives rise to an increase in the fair value of property, plant and equipment of US$1,257 million as follows. As described in Note 3, the assessment is subject to change once the values of all assets and liabilities to be acquired have been finalised. The profit effect of this adjustment is discussed under the pro forma consolidated statement of operations set out earlier in Schedule A:

Preliminary increase in the fair value of Lundin assets acquired	US$ 000's
Property, plant and equipment	2,511,515
Less: Book value of property, plant and equipment	1,254,434

Adjustment to property, plant and equipment	1,257,081

g)	These pro forma adjustments eliminate the historical equity accounts of Lundin.

Acquisition of Citadel

The pro forma consolidated financial statements incorporate the following pro forma adjustments in relation to Equinox’s proposed acquisition of Citadel:

h)	As at the December 31, 2010 Equinox had acquired 89.5% of the issued capital of Citadel. The shareholders’ equity section of the balance sheet of Equinox as at December 31, 2010 included a non-controlling interest in the equity capital of Citadel of US$131.33 million. An adjustment has been made to reflect the fact that Equinox has, in the period post December 31, 2010, acquired the 10.5% of the issued capital of Citadel which it did not already own as at December 31, 2010.

i)	On September 8, 2010, Citadel announced that agreement had been reached with joint venture partners Abdul Hadi Al Qahtani and Partners for Maritime Oilfield Service Limited (“AQM”) and Dr Said Al-Qahtani for Citadel to acquire the remaining 30% shareholding of Bariq Mining Limited for US$112.5 million. This transaction was approved by shareholders on November 3, 2010 and a US$12.5 million deposit paid in cash. Citadel has until June 30, 2011 to deposit into an escrow account the US$100 million cash consideration necessary to complete this transaction. The pro forma adjustment reflects the payment of US$100 million for the remaining 30% interest in Bariq Mining Limited.

4.	Reconciliation of reporting period

The unaudited pro forma consolidated statement of operations for the twelve-month period ended December 31, 2010 gives effect to the acquisition of Citadel by Equinox as if it was completed on January 1, 2010. Citadel previously had a financial reporting year end of June 30 but now reports as at December 31. Citadel therefore does not have a comparable twelve-month period to Equinox and Lundin. As such a pro forma reconciliation has been performed to reconcile Citadel’s profit for the year ended December 31, 2010.

Citadel Income Statement

For the twelve months ended December, 31, 2010

	A$	A$	Total - A$	Total - US$	US$	US$	US$	US$
		Less	Add				Adjustment	Adjusted
$ in 000s	Twelve months June 30, 2010	Six months December 31, 2009	Six months June 30, 2010	Six months June 30, 2010	Six months December 31, 2010	Twelve months December 31, 2010	Revenue/ Expense December 31, 2010	Twelve months December 31, 2010
Exploration	(4,973)	(1,635)	(3,338)	(2,982)	(3,760)	(6,742)	—	(6,742)
General Administration	(8,679)	(4,760)	(3,918)	(3,501)	(9,508)	(13,009)	18	(12,992)
Financing costs	(1,101)	(323)	(778)	(695)	(1,223)	(1,918)	1,197	(722)
Incentive stock options	(972)	(230)	(743)	(663)	(395)	(1,059)	—	(1,059)
Write-back of impairment of non-current assets	—	—	—	—	58,684	58,684	—	58,684
Take-over transaction costs	—	—	—	—	(6,228)	(6,228)	6,029	(199)
Other income / (expense)	(611)	(175)	(436)	(389)	(19,687)	(20,076)	(1,104)	(21,180)

(Loss) / Profit before income tax	(16,335)	(7,123)	(9,213)	(8,232)	17,882	9,651	6,139	15,790
Income tax benefit / (expense)	(2,531)	(2,565)	34	31	(11,737)	(11,706)	—	(11,706)

(Loss) / Profit after tax from continuing operations	(18,866)	(9,688)	(9,178)	(8,201)	6,146	(2,055)	6,139	4,084

Note: The adjustments in the above table include items of revenue and expense included in Equinox’s profit shown in the Unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2010. Citadel changed its functional currency to US$ from July 2010.

In preparing Citadel’s income statement to align with Equinox and Lundin’s December, 31 statement of operations the average exchange rate for the period January, 1 2010 to June, 30 2010 being 0.8935 (based on the Reserve Bank of Australia’s published historical rates) has been used to convert Citadel’s A$ equivalent to US$.

5.	Equinox shares outstanding and income/ (loss) per share

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	Basic	Diluted
	December 31, 2010	December 31, 2010
Weighted average number of Equinox shares (thousands) issued and outstanding	710,209	721,714
Equinox's shares issued to acquire Citadel	169,234	169,234
Equinox’s shares to be issued to acquire Lundin	379,402	379,402

Pro forma basic weighted average shares of Equinox	1,258,845	1,270,350
Pro forma adjusted income / (loss)	537,658	537,658

Pro forma adjusted income / (loss) per share	0.43	0.42

Note: The calculation of Equinox shares outstanding and income/(loss) per share does not include one-off transaction costs and the effect of the fair value uplift impacts as described in Section 2.

The Dealer Manager for the Offer is:

TD SECURITIES INC.

Telephone: (416) 308-2670

The Depositary and Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier

Kingsdale Shareholder Services Inc. The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 156 Toronto, Ontario M5X 1E2	Kingsdale Shareholder Services Inc. The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 156 Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-888-518-1558

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271 or 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: +1 (416) 867-2272

Questions and requests for assistance may be directed to the Depositary and Information Agent or the Dealer Manager at their respective telephone numbers and locations set out above.